AB 3/2

[redacted]

15046701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-68541 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadwyn Point Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Point Road
(No. and Street)

Norwalk (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron (516) 287-2726
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## AFFIRMATION

I, Anne Yang, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014 and supplemental schedules pertaining to Cadwyn Point Partners, LLC as of December 31, 2014 are true and correct. I further affirm that neither the company nor any principal officer has any proprietary interest in any account classified solely as that of a customer.

Anne Yang-Ding

Signature Date 1.23.15

CEO

Title

Subscribed and Sworn to before me

on this 23 day of Jan, 2015.

Notary Public

# CADWYN POINT PARTNERS, LLC

(S.E.C. NO. 8-68541)

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2014

## AND

## INDEPENDENT AUDITOR'S REPORT

## AND

## SUPPLEMENTAL EXEMPTION REPORT

*******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**CADWYN POINT PARTNERS, LLC**

**TABLE OF CONTENTS**

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Member of
Cadwyn Point Partners, LLC
Norwalk, CT

We have audited the accompanying statement of financial condition of Cadwyn Point Partners, LLC as of December 31, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cadwyn Point Partners, LLC at December 31, 2014 in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 23, 2015

**CADWYN POINT PARTNERS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2014**

## ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 144,440 |
| Due from broker | | 100,000 |
| Fees receivable | | 20,000 |
| Prepaid expenses | | 17,829 |
| Total Assets | $ | 282,269 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accrued expenses and other liabilities | $ | 23,145 |
| Due to broker | | 18,665 |
| Total Liabilities | | 41,810 |
| **Commitments and Contingencies** | | |
| **Member's Equity** | | 240,459 |
| Total Liabilities and Member's Equity | $ | 282,269 |

See notes to the statement of financial condition.

**Note A – Organization**

Nature of Business

Cadwyn Point Partners, LLC (the "Company") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

**Note B – Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

The Company, with the consent of its member, elected on January 1, 2011 under the Internal Revenue Code and applicable Connecticut State statutes to be taxed as an S Corporation. In lieu of corporation income taxes, the member of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Subsequent Events

Subsequent events were evaluated through February 23, 2015 which is the date the financial statements were available to be issued. See note F, below.

**Note C – Clearing Broker**

The Company introduces its customers on a fully-disclosed basis to Convergex Execution Solutions LLC ("Convergex") and G-Trade Services LLC ("G-Trade") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with Convergex, the Company must maintain a clearing deposit of $50,000. In accordance with its clearing agreement with G-Trade, the Company must maintain a clearing deposit of $50,000.

**Note D – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $185,130, which was $85,130 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.23 to 1.

**Note E - Uncertain Tax Positions**

As of December 31, 2014, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2014, accrued interest and penalties associated with uncertain tax positions was zero. For the year ended December 31, 2014, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.

**Note F – Subsequent Events**

In early 2015, the Company made a determination to disband its customer and proprietary trading activities. The Company served formal notification of its intent to terminate their clearing agreements with Convergex and G-Trade, who have informed the Company that the terminations will be effected without any termination or penalty fees.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

**Report of Independent Registered Public Accounting Firm**

Cadwyn Point Partners, LLC
Norwalk, CT

We have reviewed management's statements, included in the accompanying exemption report, in which Cadwyn Point Partners, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Cadwyn Point Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Cadwyn Point Partners, LLC stated that Cadwyn Point Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cadwyn Point Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadwyn Point Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2015

**Rule 15c3-3 Exemption Report**
**December 31, 2014**

**Cadwyn Point Partners, LLC ("the Company")**

The Company, to its best knowledge and belief, during 2014, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

Name: Patrick J. Marron
Title: Financial and Operations Principal
Date: February 23, 2015